Management Discussion and Analysis

For the year ended

December 31, 2016

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2016.

All information contained in this MD&A is current as of March 30, 2017 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is March 30, 2017.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements and forward looking information.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements or forward-looking information, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements and forward-looking information contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements and forward looking-information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements and information, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs (including metallurgical testing) on the Railroad-Pinion Project being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current

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expectations; and (10) the availability and timing of additional financing being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and forward-looking information. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements or forward-looking information made by, or on behalf of, the Company. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements and forward-looking information are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements and forward-looking information made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada and the United States including, but not limited to, the Financial Statements and AIF. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements or forward-looking information in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and forward-looking information, except to the extent required by applicable law.

The forward looking statements and forward-looking information contained herein are based on information available as of March 30, 2017.

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Cautionary Notes Regarding Resource Estimates

This MD&A includes references to the existence of Indicated and/or Inferred mineral resources at the Company’s Pinion and Dark Star Deposits. The Company cautions that indicated and inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Although it is reasonably expected that the majority of the Inferred resources could be upgraded to Indicated resources with continued exploration, readers are cautioned not to assume that all or any part of the Inferred resources exist, or that they can be mined legally or economically. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

All resource estimates reported by the Company were calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U.S. Securities Act of 1933. In particular, under U.S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 km) south southeast of Carlin, Nevada, in the Railroad Mining District (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 52,731 gross acres (21,339 hectares) and 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. As of March 30, 2017, the Company owns or has an option on the ownership of approximately 29,103 gross acres (11,777 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels where it holds less than a 100% interest.

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Characterized by fragmented land ownership, the Company has focused on consolidating the Railroad District under its common ownership and/or control since 2010. On March 5, 2014, the Company acquired the remaining percentage interests in certain strategic sections of land located within the Railroad and Pinion districts (the “Pinion Acquisition”), including Pinion Section 27 which hosts the bulk of the Pinion gold deposit (the “Pinion Deposit”), from Scorpio Gold (US) Corporation (“Scorpio”) thus completing the consolidation of the Railroad District and the “fourth window” of the Carlin Trend under the Company’s ownership and/or control.

In December 2014, the Company entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project area including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being the Dark Star Deposit and Dixie Creek prospect. The total cost of these acquisitions was less than US$163,000 in the first year and is about US$65,000 annually thereafter.

In 2016, the Company entered into certain additional mining lease and option to purchase agreements and amendments to existing leases with respect to certain fees lands and unpatented mining claims totalling approximately 3,880 gross acres (2,540 net acres) located to the south of the Dark Star Deposit in the area of the Dixie Creek prospect. The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments of approximately US$16,500 on the first anniversary and increasing to approximately US$31,000 in years six to nine. The leases are for a primary period of 10 years and the Company has the option to purchase certain of the lands and claims for US$800,000 prior to commencing production. Various leases are also subject to a 3% net smelter returns royalty (“NSR”) with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments of approximately US$31,000 per year, with provisions for further extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

The estimated holding cost for the patented mineral claims and private lands forming part of the Railroad-Pinion Project controlled by Gold Standard is US$951,427 per annum. The estimated maintenance cost for the current package of unpatented lode claims comprised within the Railroad-Pinion Project is an additional US$273,487 per annum.

On March 23, 2017 the Company announced the acquisition of a further approximately 17,061.81 gross acres (approximately 17,237.21 net acres) to its land holdings at the south end of the Carlin Trend and control over certain additional key gold exploration targets contiguous with, and to the south of, the Dark Star and Pinion Deposits. The acquisitions include cost-effective lease agreements with private mineral interest owners and newly staked claims. The total cost of these acquisitions was approximately US$222,121 with annual holding costs of approximately US$272,500 per annum.

During the year ended December 31, 2015, the Company dropped its remaining interests in the Safford-CVN and East Bailey projects (collectively the “CVN Project”) and East Camp Douglas project (the “Camp Douglas Project”) located in north central Nevada, both early stage gold exploration projects, and terminated all underlying lease agreements due to then poor market conditions in order to conserve cash and focus exclusively on advancing the Railroad-Pinion Project. See “Exploration Activities - CVN and Camp Douglas Projects” below.

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Exploration Activities

Railroad-Pinion Project

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. In total, 299 reverse circulation (“RC”) and diamond core drillholes totaling 122,074.3 metres (400,506.3 feet) have been completed by the Company since 2010 at the Railroad–Pinion Project. In addition, the Company has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the project area. Prior to 2015, exploration activities by Gold Standard focused on the northern Railroad portion of the project (the “Railroad Project”) while work completed in 2015 largely focused on the southern Pinion portion of the project (the “Pinion Project”) following the acquisition of the Pinion Deposit in 2014.

To date, 16 prospect areas (zones of favourable geology or zone of mineralization) have been identified by the Company for additional exploration at the Railroad Project. The targets are focused on gold, but some of them also include silver, copper, lead and zinc. Nine of these target areas have been drill tested by Gold Standard. In addition, eight prospects have been identified within the Pinion Project including the Pinion and Dark Star Deposits and the Company has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star Deposit covering the Dixie Creek prospect. To date, three NI 43-101 mineral resource estimates have been completed at the Pinion (Dufresne et al, 2014; Dufresne and Nicholls, 2016) and Dark Star (Dufresne et al, 2015) Deposits.

2015 Exploration

In early 2015, APEX Geoscience Ltd. (“APEX”), of Edmonton, Alberta completed geological modeling for the Dark Star Deposit, located in the southeast part of the Railroad-Pinion Project approximately 3 kilometres (2 miles) east of the Pinion Deposit, to construct a maiden “inferred” resource estimate of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au, based on the results of 105 RC drill holes from multiple historical drilling campaigns conducted by other companies from 1991 to 1999 (Dufresne et al, 2015). Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources at the Dark Star Deposit as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates” in the AIF for further details regarding the Company’s maiden resource estimate for the Dark Star Deposit.

During 2015 the Company completed multi-phase RC drill programs totaling 46,732 feet (14,244 metres) at the Pinion and Dark Star Deposits along with 5 core holes totaling 6,115 feet (1,864 metres) at Dark Star and North Bullion.

Drilling at Pinion was designed primarily to step-out and extend the zone of mineralization comprising the then recently established NI 43-101 maiden resource at the Pinion Deposit (Dufresne et al, 2014) and consisted of 9,409 metres (30,868 feet) of RC drilling in 24 holes. The 2015 Pinion drill program encountered a number of significant drill intercepts that extended the previously defined zone of mineralization to the north and to the south with the majority of the drill intercepts contained within oxidized and altered multilithic dissolution collapse breccia, the principal Pinion Deposit host rock, which exists at the unconformable contact between underlying Devonian Devils Gate limestone or calcarenite and the overlying Mississippian Tripon Pass Formation silty micrite. In addition, indications of a second stratigraphic host to mineralization at the Pinion area was identified in several 2015 drillholes north of the Pinion Deposit identified as the new Sentinel Zone.

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Based upon the results of drilling at Pinion during late 2014 and throughout 2015, APEX constructed a resource update for Pinion in early 2016 (Dufresne et al, 2016) including an “indicated” mineral resource of 31.61 million tonnes at a grade of 0.62 g/t Au totaling 630,300 ounces of gold (representing an approximate 49% increase in gold versus the 2014 maiden Pinion resource) and a revised “inferred” resource of 61.08 million tonnes at a grade of 0.55 g/t Au totaling 1,081,300 ounces of gold (representing an approximate 6% increase in gold versus the 2014 maiden Pinion resource). The updated Pinion resource also included an “inferred” silver resource comprised of 92.69 million tonnes at an average grade of 4.16 g/t Ag totaling 12,401,600 ounces of silver representing a nearly 32% increase in silver versus the 2014 maiden Pinion resource. Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources at the Pinion Deposit as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates” in the AIF for further details regarding the Company’s resource estimates for the Pinion Deposit.

Drilling at Dark Star in 2015 consisted of a total of 4,621 metres (15,160 feet) of RC drilling in 12 holes and 427 metres (1,402 feet) of diamond drilling in one core hole resulting in a new oxide gold discovery in Pennsylvanian-Permian calcareous and siliciclastic rocks approximately 500 metres north of the 2015 maiden Dark Star resource (Dufresne et al, 2015). The drilling intersected a vertically extensive oxide gold zone hosted in a variably silicified and quartz veined bioclastic debris flow and conglomerates of Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone mineralization. The final 2015 drillhole at Dark Star was a core hole (DS15-13, which twinned RC hole DS15-11) that identified multiple significant intersections of gold mineralization approximately 500 metres north of the Main Dark Star zone, including a lower zone that averaged 1.60 g/t Au (0.047 oz/st) over 96.96 metres (318 ft) core length, which was identified as the new North Dark Star zone.

The 2015 drill program at North Bullion located in the northern (Railroad) portion of the Railroad-Pinion Project consisted of 4 holes (1,437 metres core and 214 metres RC) designed to test west-northwest and north extensions of the lower breccia-hosted gold zone discovered by the Company in 2012. Two of three holes at North Bullion returned significant intercepts that expand the known gold mineralization to the northwest and the fourth hole was lost before testing its intended target. Highlight results included 3.53 g/t Au over 12.4 metres within a thicker interval of 1.68 g Au/t over 74.4 metres core length in hole RR13-13. The gold intercepts and strong alteration observed confirmed the west-northwest trend to the high grade lower gold zone at North Bullion.

The Company incurred exploration expenditures for the Railroad-Pinion Project totalling $8,270,739 in 2015, which expenditures were funded out of the net proceeds of the 2015 Public Offering and 2015 Private Placement (as defined under “Corporate Activities” below).

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2016 Exploration

During 2016, the Company continued to aggressively explore the Railroad-Pinion Project completing 84 RC, core and combination drillholes (RC with specific cored intervals) in multi-phase drill programs totaling 36,175.8 metres (118,687 feet) at, inter alia, the Dark Star Deposit, the Pinion Deposit, North Bullion and Bald Mountain. The 2016 drill program resulted in three new gold discoveries:

•	significant gold intersections were encountered at the North Dark Star target, a new discovery immediately north of, and adjoining, the main Dark Star Deposit. Geological modeling and resource estimation is currently underway for the combined Dark Star Deposit (Main Dark Star and North Dark Star zones).
•	significant gold intersections were encountered at a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;
•	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and
•	significant gold intersections were encountered at the North Bullion prospect that extended the known zone of mineralization to the north and northwest.

Drilling in 2016 focused primarily on the Dark Star Deposit with the Company completing 40 drillholes totalling 17,850.0 metres (58,563 feet) to test the Main Dark Star Zone as well as the North Dark Star and other target areas to the south along the Dark Star Corridor (“DSC”). Drilling at the Main Dark Star Zone was designed to extend zones of known mineralization to the west and northwest and provide additional ‘in-fill’ data, and material for metallurgical testing, with respect to the existing Dark Star Deposit. Drilling at the North Dark Star target area and to the south along the DSC was designed to test around the initial North Dark Star discovery holes including the core intersection achieved in hole DS15-13 (15.4 metres of 1.85 g Au/t and 97.0 metres of 1.61 g Au/t) at the end of the 2015 drilling program and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

In short, a number of additional mineralized intersections were encountered in drillholes completed at the Main Dark Star Deposit area and the known zone of mineralization was extended to the west and northwest. The most significant highlight of the 2016 drill program was the discovery through multiple significant drill intersections of an extension to the Main Dark Star Deposit into the new North Dark Star area. Additional results from the 2016 drill program highlighted the gold potential of the entire DSC.

An updated resource estimate for the Dark Star Deposit is planned for 2017 which will incorporate the Company’s 2015 and 2016 North Dark Star and Main Dark Star drilling results.

At Pinion, the Company completed 25 drillholes totalling 8,053.7 metres (26,423 feet) designed to extend known zones of mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing, and test not only the top of the Devonian geological contact but also other units within the Devonian stratigraphy. The program resulted in several significant gold intersections (greater than 0.14 g/t gold) in the West-southwest Pinion Deposit zone. Most significantly, the 2016 drill program resulted in the identification of a new stratigraphic target for the project called the Sentinel Zone, which is located at the north end of the Pinion Deposit area and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west. Two exploratory drillholes west of the Pinion Deposit area were also completed to test recently generated geophysical (+/- geochemical) anomalies and for potential near-surface repetitions of the prospective Devils Gate Formation stratigraphy. Samples collected from hole PIN 16-11 northwest of the Pinion Deposit area did not return any significant gold assays and samples from hole PIN 16-12 completed at the Irene target area returned a single anomalous 6.1 metre (20 feet) interval of 0.16 g/t Au (0.005 oz/st).

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In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday & Associates in Reno, Nevada on drilling samples from the Pinion Deposit. The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size. The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing.

Additional sample material from both the Pinion and Dark Star Deposit areas collected from large diameter (PQ) core drillholes completed during 2016 has been sent to Kappes Cassiday & Associates in Reno, Nevada for column leach and comminution. These tests are intended to provide additional information that will help determine the details of the potential processing of oxide material at Pinion.

At Railroad, the Company completed 19 RC and RC/core combination drillholes totalling 10,272.1 metres (33,701 feet) including step-out drilling and the testing of new targets at Bald Mountain, North Bullion and the Cherry Springs areas. Significant time and cost savings were achieved by collaring several drillholes with RC drilling prior to switching to core drilling to test the target zones. Samples collected from drillholes completed at Bald Mountain returned anomalous gold and base metal assays and drillholes completed at North Bullion extended mineralization some 180 metres to the north from previous drill intersections. Samples collected from the drillholes completed within the Cherry Springs target area did not return any significant gold assays.

Additional work in 2016 included detailed geologic mapping at Dark Star, a ground CSAMT survey of the DSC area and petrographic analysis of drill samples from the Dark Star Deposit. Contrasting to previous years, the Company did not collect any rock, soil, or scoop samples in 2016.

The Company incurred exploration expenditures for the Railroad-Pinion Project totalling $19,230,162 in 2016, which expenditures were funded out of the remaining proceeds from the 2015 Private Placement and the February 2016 Private Placement (as defined under “Corporate Activities” below).

Cumulative acquisition and deferred exploration expenses for the Railroad-Pinion Project as of December 31, 2016, totalled $93,913,136. See “Results of Operations – Summary of Exploration Activities” below.

2017 Exploration Program

For 2017, the Company intends to continue to aggressively explore the Railroad-Pinion Project including approximately 48,800 metres (160,100 feet) of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star Deposit areas and at a variety of other targets across the Railroad–Pinion Project for a total budgeted cost of US$11,086,500. Other recommended property-wide activities include geological mapping, geochemical sampling, ground geophysical surveys, and further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a preliminary economic assessment. The estimated cost to conduct these studies is US$4,897,000 which includes approximately US$905,000 in property maintenance payments. Planned drilling and other geological, geophysical, engineering and environmental studies, yields an overall 2017 exploration budget of US$17,102,500.

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The 2017 exploration program will be funded out of the net proceeds of the 2016 Private Placements (as defined under “Corporate Activities” below). See also “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placements” below.

As of the date of this MD&A, the Railroad-Pinion Project is the Company’s sole material property for the purposes of NI 43-101.

CVN and Camp Douglas Projects

During fiscal 2015, the Company terminated all underlying lease agreements related to the CVN and Camp Douglas Projects in order to conserve cash. As a result, the Company wrote off its remaining interests in the CVN and Camp Douglas Projects for the year ended December 31, 2015 in the amounts of $370,019 and $533,063, respectively.

Corporate activities

2015

In early February 2015, the Company completed an underwritten public offering of 19,032,000 common shares at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305 (the “2015 Public Offering”). The net proceeds were used to fund the balance of the purchase price due to Scorpio under the Pinion Acquisition, fund additional exploration of the Company's Railroad-Pinion Project, satisfy the Company’s then working capital deficiency and pay for general corporate and working capital expenditures. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placements” below.

In May 2015, the Company completed a private placement with a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX:OGC) (“OceanaGold”) pursuant to which the Company sold a total of 24,997,661 common shares at $0.65 per share to OceanaGold for proceeds of $15,335,280 net of cash commissions and expenses of $913,199 (the “2015 Private Placement”). The net proceeds from the 2015 Private Placement were used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes.

It is a term of OceanaGold’s subscription agreement that as long as OceanaGold beneficially owns not less than 9.9% of the issued and outstanding common shares of the Company, OceanaGold will be entitled to the following rights:

•	the right to request the formation of a technical committee of the Company consisting of at least four members with the appointment of one representative by OceanaGold;
•	the right to participate in any future equity financings of the Company in order to (i) maintain its then equity ownership interest in the Company; and/or (ii) increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company (the “Oceana Participation Right”); and

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•	a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of the Company.

As a result of and immediately following the 2015 Private Placement OceanaGold beneficially owned approximately 14.9% of the then issued and outstanding shares of the Company.

During 2015, the Company granted a total of 4,325,000 stock options exercisable for periods of three to five years at prices ranging from $0.63 per share to $0.73 per share to directors, executive officers, employees and consultants of the Company. The Company also cancelled a total of 356,000 stock options with a weighted average exercise price of $1.16 per share expiring from April 5, 2016 to September 12, 2019 while an additional 1,505,000 stock options with exercise prices of $0.65 per share and $0.82 per share expired unexercised.

2016

On February 9 and 12, 2016, the Company completed a private placement of 29,931,931 common shares at a price of $1.00 per share (the “February 2016 Private Placement”) for proceeds of $28,308,914 net of finders’ fees and expenses of $1,623,017 with Goldcorp Inc. (TSX/NYSE:G) (“Goldcorp”) and OceanaGold. Goldcorp purchased a total of 16,100,000 common shares for an aggregate purchase price of $16,100,000 and OceanaGold exercised its Oceana Participation Right to increase its then equity ownership interest to 19.9% by purchasing an additional 13,831,931 common shares for a total of $13,831,931.

It is a term of Goldcorp’s subscription agreement that as long as Goldcorp owns not less than 7.5% of the issued and outstanding common shares of the Company Goldcorp shall be entitled to:

•	receive monthly exploration reports updating the status of the Company’s work programs on its mineral properties including reasonable access to the Company’s scientific and technical data, work plans and programs, and technical personnel from time to time; and
•	participate in any future equity financings of the Company (the “Goldcorp Participation Right”) in order to:
(i)	maintain its then equity ownership interest in the Company; and/or
(ii)	increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company, provided that the purchase price per common share under such equity financing (a “Subsequent Financing”) shall be equal to the volume weighted average price of the common shares on the TSX Venture Exchange (“TSXV”) for the 20 trading days immediately preceding the date of the Company’s public announcement of such financing plus 4%.

Goldcorp is subject to standstill restrictions prohibiting Goldcorp, subject to certain terminating events, from making a takeover bid or tender offer or entering into any agreement, arrangement or understanding or submitting a proposal for, or offer of (with or without conditions) any business combination or extraordinary transaction involving the Company or any affiliate of the Company or any of their respective securities or assets for a period of one year from the closing of the February 2016 Private Placement or, in the event of a Subsequent Financing, one year from the closing of the Subsequent Financing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

In addition, for so long as Goldcorp beneficially owns not less than 7.5% of the issued and outstanding common shares of the Company (on an undiluted basis), Goldcorp must give the Company prior written notice of its intention to sell more than one (1%) percent of the Company’s then issued and outstanding common shares in any 30 day period and, upon receipt of such notice, the Company shall have five business days to purchase or designate the purchasers of all or any part of such shares, failing which Goldcorp may thereafter sell any remaining shares for an additional 30 days. OceanaGold agreed to a similar restriction with respect to any sales of its common shares of the Company exceeding more than one (1%) percent of the Company’s then issued and outstanding common shares in any 30 day period in conjunction with its exercise of the Oceana Participation Right under the February 2016 Private Placement.

As a result of and immediately following the February 2016 Private Placement, Goldcorp and OceanaGold beneficially owned approximately 8.14% and 19.9%, respectively, of the then issued and outstanding shares of the Company.

The net proceeds of the February 2016 Private Placement are being used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placements” below.

On May 6, 2016, the Company acquired for investment purposes, by way of private placement (the “BMG Placement”), 10,481,435 common shares of Battle Mountain Gold Inc. (TSX-V: BMG) (“Battle Mountain”) representing 19.9% of Battle Mountain’s then issued and outstanding common shares at a price of $0.35 per share for a total subscription price of $3,668,502. The Company also acquired 5,240,717 share purchase warrants (the “Battle Mountain Warrants”) entitling the Company to purchase of up to an additional 5,240,717 common shares of Battle Mountain for a period of two years at a price of $0.37 per share, subject to shareholder approval from Battle Mountain for the creation of Gold Standard as a control person.

Battle Mountain is a public company listed on the TSXV which beneficially owns a 60% undivided interest (and holds an option to purchase the remaining 40% undivided interest) in the Lewis gold project comprising approximately 2,225 hectares located within the Battle Mountain trend in Lander County, Nevada (the “Lewis Gold Project”).

It is a term of the Company’s subscription agreement with Battle Mountain that provided the Company owns not less than 7.5% of Battle Mountain’s outstanding shares, the Company shall have the following rights:

•	the right to appoint one nominee to the board of directors of Battle Mountain;
•	the right to appoint two members to a technical committee of Battle Mountain to be formed following closing of the BMG Placement;
•	anti-dilution rights allowing the Company to maintain its equity ownership interest in Battle Mountain, and the right to participate in any future equity financings of Battle Mountain to acquire up to a 19.9% ownership position in Battle Mountain; and
•	a 30 day right of first offer if Battle Mountain wishes to enter into a joint venture or sale transaction involving its interests in the Lewis Gold Project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

In turn, the Company has agreed to vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors for a period of 18 months and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as the Company owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

Jonathan T. Awde, President and Chief Executive Officer of the Company, was appointed as the Company’s representative on Battle Mountain’s board of directors in June, 2016. Shareholder approval for the creation of the Company as a control person of Battle Mountain was also obtained in June 2016.

In June 2016, the Company entered into an agreement with Battle Mountain and the current royalty owner (the “Royalty Owner”) over Battle Mountain’s Lewis Gold Project to reduce the royalty rate on gold and silver of the Lewis Gold Project from 5% to 3.5% and convert the royalty from a gross royalty to a net smelter returns royalty. In exchange, the Company agreed to make a payment of US$1.85 million to the Royalty Owner on behalf of Battle Mountain (the “Buy-Down Payment”), by way of US$925,000 cash and US$925,000 in the form of 532,864 common shares of the Company at a deemed price of $2.21 (US$1.7359) per share.

Under the buy-down agreement, the Company and Battle Mountain also have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon payment of a further US$250,000.

In August 2016, the Company made the cash payment of US$925,000 ($1,197,598) and issued 532,864 common shares of the Company to the Royalty Owner on behalf of Battle Mountain. In exchange, Battle Mountain credited $1,939,065 of the Buy-Down Payment towards the exercise of the Battle Mountain Warrants and issued a total of 5,240,717 common shares of Battle Mountain to the Company at a price of $0.37 per share. In addition, Battle Mountain settled the remainder of the Buy-Down Payment of $416,170 through the issuance of a further 885,468 common shares of Battle Mountain to the Company at an issue price of $0.47 per share. As at December 31, 2016, the Company owned a total of 16,607,620 common shares of Battle Mountain representing 27.58% of the then issued and outstanding shares of Battle Mountain. Please refer to Note 5 of the Financial Statements for more details.

In October 2016, the Company completed a further non-brokered private placement of 12,036,436 common shares of the Company at $3.17 per share (the “October 2016 Private Placement”) for proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393. As part of such placement, Goldcorp exercised its Goldcorp Participation Right and purchased an additional 4,731,862 common shares of the Company at a total cost of $15,000,003. As a result of and immediately following the October 2016 Private Placement, Goldcorp beneficially owned approximately 10.3% of the then issued and outstanding shares of the Company.

The proceeds of the October 2016 Private Placement will be used to acquire certain royalties over the Railroad-Pinion Project, purchase land claims in close proximity to, and continue exploration work on, the Railroad-Pinion Project, and for general corporate and working capital purposes. The February 2016 Private Placement and October 2016 Private Placement are collectively referred to as the “2016 Private Placements”. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placements” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -13 -

During 2016, the Company also received $3,259,700 from the exercise of 3,777,161 stock options at prices between $0.63 and $2.14 per share and $7,468,804 from the exercise of 7,468,804 warrants at a price of $1.00 per share. An additional 430,400 stock options and 125,444 warrants expired unexercised and 100,000 stock options were cancelled during the year. The Company also granted a total of 672,500 new stock options to directors, employees and consultants during the year exercisable for five years at prices ranging from $2.14 per share to $3.16 per share.

In June 2016, David M. Cole resigned as a director of the Company and was subsequently replaced by Bruce McLeod in September 2016.

As at December 31, 2016, the Company had a cash and cash equivalents position of $53,611,061 and working capital of $52,640,842. See also “Liquidity, Financial Position and Capital Resources”.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014:

	2016 $	2015 $	2014 $
Revenues (interest income)	176,732	29,969	434
General and administrative expenses	(9,053,385)	(5,415,366)	(5,731,071)
Loss and comprehensive loss	(9,465,128)	(6,288,479)	(11,708,637)
Basic and diluted loss per common share	(0.05)	(0.04)	(0.10)
Working capital (deficit)	52,640,842	9,099,363	(4,035,579)
Exploration and evaluation assets	93,913,136	74,682,974	67,312,235
Total assets	155,344,729	85,876,373	68,675,954
Total liabilities	1,502,694	1,177,654	4,736,845

The Company’s sole mineral project is in the exploration stage and, to date, the Company has not generated any revenues other than interest income.

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2016 totalled $9,053,385 (2015: $5,415,366; 2014: $5,731,071), including share-based compensation incurred during the period, valued at $1,324,521 (2015: $1,858,172; 2014: $1,436,615) calculated using the Black Scholes option pricing model.

After cutting back on administrative and operating expenses and curtailing operations in 2014 and 2015 in response to poor capital markets and to conserve cash for exploration activities, the Company was able to expand its corporate activities and operations in 2016 as a result of the 2016 Private Placements. Such increased activities and operations resulted in the considerably higher operating and administrative expenses in 2016.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

The following tables detail changes in major expenditures between the years ended December 31, 2016, December 31, 2015 and December 31, 2014:

Fiscal Year Ended December 31, 2016 compared to December 31, 2015

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $984,493	Increased as the Company incurred higher consulting fees in 2016 to assist with developing marketing and financial strategies in North America and paid a termination fee to one of the Company’s consultants.
Insurance	Increase of $177,655	Increased as the Company increased its D&O insurance policy coverage in response to its higher market capitalization.
Professional fees	Increase of $401,200	Increased due to transactions involving Battle Mountain, new lease agreements, lease amendments and increase in corporate activities.
Property investigation	Increase of $495,445	Increased due to investigation of various Nevada mining projects in proximity to the Railroad-Pinion Project and Battle Mountain’s Lewis Gold Project.
Share-based compensation	Decrease of $533,651	672,500 stock options were granted during fiscal 2016 compared to 4,325,000 stock options granted in fiscal 2015.

Fiscal Year Ended December 31, 2015 compared to December 31, 2014

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $355,155	Decreased as the Company incurred significantly lower consulting fees in 2015 to assist with developing marketing and financial strategies in Europe.
Professional fees	Decrease of $225,332	Decreased as fewer activities compared to 2014 which included, inter alia, the Pinion Acquisition, a 2014 public offering and related offering documents, and numerous mineral lease amendments in Nevada.
Travel and related expense	Increase of $102,296	Increased as more travel related to meetings to increase market awareness abroad and more travel for site visits.
Share-based compensation	Increase of $421,557	4,325,000 stock options were granted during fiscal 2015 compared to 3,384,000 stock options granted in fiscal 2014.
Wages and salaries	Decrease of $328,212	There was a one-time transition payment made to David Mathewson, the Company’s former VP, Exploration during 2014.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
	$	$	$	$
Interest income	55,632	48,172	56,444	16,484
Loss and comprehensive loss	(2,949,271)	(2,586,646)	(1,911,669)	(2,017,542)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
	$	$	$	$
Interest income	14,639	10,538	4,501	291
Loss and comprehensive loss	(2,580,792)	(685,975)	(1,030,785)	(1,990,927)
Loss per share-basic and diluted	(0.02)	(0.00)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

•	In the quarter ended December 31, 2016, the Company increased its consulting fees significantly to assist with developing marketing and financial strategies in North America and made a termination payment to one of the Company’s consultants.
•	In the quarters ended March 31, 2015, December 31, 2015, June 30, 2016, and September 30, 2016 stock options were granted to various directors, employees and consultants. These grants resulted in share-based compensation expenses of $237,671, $1,620,501, $197,183, and $1,127,338 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.
•	In the quarters ended March 31, 2016, and June 30, 2016, the Company recorded a foreign exchange loss of $478,221 and $209,572, respectively, due to the depreciation of the U.S. dollar. The Company also incurred significantly higher management, professional and consulting fees and investor relations expenses during these quarters as more particularly described under “Results of Operations- Operating and Administrative Expenses” above.
•	In the quarter ended March 31, 2015, the Company wrote off its remaining interests in the CVN and Camp Douglas Projects by $370,019 and $533,063, respectively.

Fourth Quarter

The Company’s operating and administrative expenses for the quarter ended December 31, 2016 totalled $2,696,591. The major expenses for the quarter ended December 31, 2016 were management fees, including year-end bonuses of $826,179, professional fees of $242,201, office expenses of $153,108, consulting fees of $786,418, travel and related expenses of $194,940, investor relations of $144,004, and wages and salaries of $204,719.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

During the fourth quarter, the Company completed the October 2016 Private Placement for proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393. In addition, the Company issued 786,561 common shares for total proceeds of $600,000 from the exercise of 786,561 stock options at a weighted average price of $0.76 per option. These financing activities have increased the Company’s working capital significantly to fund future exploration of the Railroad-Pinion Project and the ongoing day-to-day operations of the Company.

The Company incurred a total of $5,626,005 in deferred exploration expenses on its Railroad-Pinion Project during the fourth quarter. See “Overall Performance – Exploration Activities” above.

Exploration Expenditures

Following positive results from its exploration programs and improved capital markets in 2015 and 2016, the Company completed the 2015 Private Placement and 2016 Private Placements enabling it to aggressively expand its exploration activities at the Railroad-Pinion Project during the second half of 2015 and throughout 2016. As a result, the Company’s exploration expenditures increased by more than 100% to $19,202,660 in 2016 compared to $8,270,739 in 2015 and $6,105,832 in 2014. See “Overall Performance – Exploration Activities” above for a description of the exploration programs carried out by the Company at its Railroad-Pinion Project during 2015 and 2016.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs, on a property by property basis, for the years ended December 31, 2016 and 2015:

	Railroad -Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$
Year Ended December 31, 2016
Property acquisition and staking costs	27,502	-	-	27,502
Exploration expenses
Claim maintenance fees	247,135	-	-	247,135
Consulting	2,312,531	-	-	2,312,531
Data Analysis	421,754	-	-	421,754
Drilling	10,321,270	-	-	10,321,270
Geological	722,911	-	-	722,911
Lease payments	1,292,287	-	-	1,292,287
Metallurgy	389,766	-	-	389,766
Permits	8,221	-	-	8,221
Sampling and processing	881,118	-	-	881,118
Site development	842,111	-	-	842,111
Supplies	1,686,103	-	-	1,686,103
Travel	34,290	-	-	34,290
Vehicle	43,163	-	-	43,163

	19,230,162	-	-	19,230,162

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

	Railroad- Pinion	Crescent Valley	Camp Douglas	Total
Year Ended December 31, 2015
Exploration expenses
Claim maintenance fees	207,074	-	-	207,074
Consulting	1,402,848	-	-	1,402,848
Data Analysis	130,425	-	-	130,425
Drilling	3,481,520	-	-	3,481,520
Geological	482,432	-	-	482,432
Lease payments	855,720	3,082	-	858,802
Metallurgy	209,701	-	-	209,701
Permits	7,884	-	-	7,884
Sampling and processing	483,110	-	-	483,110
Site development	439,331	-	-	439,331
Supplies	511,610	-	-	511,610
Travel	59,084	-	-	59,084
	8,270,739	3,082	-	8,273,821
Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

	8,270,739	(366,937)	(533,063)	7,370,739

The total cumulative acquisition and deferred exploration costs of the Company to December 31, 2016 are summarized as follows:

	Railroad- Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	17,386,098	505,657	-	17,891,755

Exploration expenses
Assessment/claim fees	1,019,907	633,409	226,195	1,879,511
Consulting	7,713,247	260,988	196,082	8,170,317
Data analysis/geological	2,780,372	87,749	226,189	3,094,310
Drilling/site development	54,683,124	1,185,803	2,108,589	57,977,516
Lease payments	5,337,235	946,791	289,737	6,573,763
Legal fees for property acquisition	10,412	15,094	17,910	43,416
Metallurgy	599,468	-	-	599,468
Permit	16,105	-	-	16,105
Sampling and processing	3,854,653	182,603	119,773	4,157,029
Travel	469,352	4,017	17,935	491,304
Vehicle	43,163	-	-	43,163
Write down of exploration and evaluation assets	-	(3,822,111)	(3,202,410)	(7,024,521)
Cumulative deferred exploration costs at December 31, 2016	93,913,136	-	-	93,913,136

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -18 -

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's senior geologist and the chain of custody from the drill to sample preparation facility was continuously monitored. The following summarizes the procedures employed by Gold Standard personnel for surface sampling, the handling of core and reverse-circulation cuttings samples.

Surface Samples

The following describes the surface sampling procedures that have been established by Gold Standard at the Railroad-Pinion Project. All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored. A blank or certified reference material was inserted approximately every forty samples for soil and rock samples. The samples are delivered to either ALS’ or Bureau Veritas’ preparation facility in Elko, NV where the samples are crushed, screened and pulverized. Sample pulps are then shipped to ALS' certified laboratory in Reno, NV (or Vancouver, B.C.) or Bureau Veritas’ certified laboratory in Sparks, Nevada for geochemical analysis. Samples are crushed and pulverized and for gold assay, 30g aliquots are fire assayed and finished with a wet chemical procedure, normally AA – Atomic Absorption or by ICP-AES finish. All other elements are determined using a 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Core Samples

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard’s Elko, Nevada office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.
•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.
•	Whole HQ-size core is cut in half (rock sawed), and whole PQ-size core is quarter cut, by contractors working at Gold Standard’s Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.
•	Samples for geochemical analysis are collected and comprise either one half of the HQ-size core or one quarter of the PQ-size core with the remaining core for each retained in their original core boxes.
•	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

All original geochemical analyses were completed by either ALS or Bureau Veritas, both internationally accredited independent analytical companies with ISO9001:2008 certification.

In the case of ALS, ALS picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis. At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

In the case of Bureau Veritas, Bureau Veritas picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At Bureau Veritas’ preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All Pinion samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Reverse-circulation drill samples

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Gold Standard geologists every 10 to 15 samples. The samples were picked up at the drill sites by either ALS or Bureau Veritas and delivered to its preparation lab in Elko, Nevada. Samples submitted to either ALS or Bureau Veritas utilized the exact same preparation and analytical procedures as described above for the core samples. Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

Samples submitted to ALS were logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples were shipped to Reno, Nevada or Vancouver, B.C. for geochemical analysis. Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion. At the Bureau Veritas preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All Pinion samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Pulps from the significant intervals in DS15-10 were also delivered to ALS’ preparation facility in Reno, NV for verification assay of the original Bureau Veritas gold assays. ALS’ certified laboratory in Reno digested and analyzed the pulps for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. The results of the ALS gold fire assay confirmed the original Bureau Veritas gold assays.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

See “Sample Preparation, Analysis and Security”, “Data Verification” and “Quality Assurance and Quality Control (QA/QC) Program” in Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” of the AIF for further details regarding the Company’s security, QA/QC and data verification procedures.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person” as defined by NI 43-101.

Further details regarding the Company’s Railroad-Pinion Project and the results of the Company’s recent exploration work thereon are contained in the AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. See “Other MD&A Requirements” below.

Liquidity, Financial Position and Capital Resources

Save for the Pinion and Dark Star Deposits, the Company has no known mineral resources or reserves and is not in commercial production on any portion of the Railroad-Pinion Project and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at December 31, 2016, the Company’s liquidity and capital resources were as follows:

	December 31, 2016	December 31, 2015
	$	$
Cash and cash equivalents	53,611,061	10,121,153
Receivables	229,745	25,907
Prepaid expenses	302,730	129,957
Total current assets	54,143,536	10,277,017
Payables and accrued liabilities	1,502,694	1,177,654
Working capital	52,640,842	9,099,363

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at December 31, 2016, the Company had a cash and cash equivalents position of $53,611,061 (2015 - $10,121,153) derived from the net proceeds of the February 2016 Private Placement, October 2016 Private Placement and the exercise of stock options and warrants. See "Overall Performance – Corporate Activities” above. As at December 31, 2016, the Company had a working capital surplus of $52,640,842 (2015 – $9,099,363).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash and cash equivalents on hand to finance its exploration programs and operating costs over the next 18 to 24 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. There are no assurances that the Company will be successful in raising additional capital at that time on commercially reasonable terms or at all. See “Risks and Uncertainties” below.

Use of Proceeds from 2015 Public Offering, 2015 Private Placement and 2016 Private Placements

In early February 2015, the Company completed the 2015 Public Offering consisting of 19,032,000 common shares at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305. The net proceeds were used to pay off the remaining $2.5 million due to Scorpio under the Pinion Acquisition (see Item 5.3 “General Development of the Business – Significant Acquisitions and Dispositions” of the AIF), fund additional exploration of the Railroad-Pinion Project, satisfy the Company’s then working capital deficiency and pay for general corporate and working capital expenses.

In May 2015, the Company completed the 2015 Private Placement with OceanaGold pursuant to which the Company sold 24,997,661 common shares at $0.65 per share to OceanaGold for proceeds of $15,335,280 net of cash commissions and expenses of $913,199. The net proceeds from the 2015 Private Placement were used to further advance the Company’s Railroad-Pinion Project and for general corporate and working capital purposes. See “Overall Performance - Exploration Activities” above.

In February 2016, the Company completed the February 2016 Private Placement with Goldcorp and OceanaGold pursuant to which the Company sold 29,931,931 common shares at $1.00 per share for net proceeds of $28,308,914, net of finders’ fees and expenses of $1,623,017. The net proceeds from the February 2016 Private Placement are being used to further advance the Company’s Railroad-Pinion Project including, but not limited to, funding the 2016 exploration program and for general corporate and working capital purposes. See “Overall Performance – Exploration Activities” above.

In October 2016, the Company completed the October 2016 Private Placement with various parties, including Goldcorp, pursuant to which the Company sold 12,036,436 common shares at $3.17 per share for net proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393. The net proceeds from the October 2016 Private Placement are being used to acquire certain royalty interests over the Railroad-Pinion Project, purchase land claims in close proximity to, and continue exploration on, the Railroad-Pinion Project, and for general corporate and working capital purposes. See “Overall Performance - Exploration Activities” above. See also “Liquidity, Financial Position and Capital Resources” above.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

b)	The Company has three separate consulting agreements with officers and directors of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $61,917 per month. The consulting agreements provide for a two year payout totalling, on a collective basis, approximately $2,526,605 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $3,789,908 in the event of termination following a change in control of the Company.
c)	The Company has two separate employment agreements with certain key employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,017 per month. The employment agreements provide for a two year payout totalling, on a collective basis, approximately US$1,284,960 (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.
d)	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for 2017 are approximately US$2,725,000. See Item 5 “General Development of the Business – Mineral Property” and Item 7 “Material Mineral Project – Railroad-Pinion Project, Elko County, Nevada” of the AIF and the Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

The following is a summary of the above contractual obligations of the Company for the next five years and thereafter.

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Office Lease	240,249	69,519	170,730	-	-
Consulting Agreements [1,3]	3,715,020	743,004	1,486,008	1,486,008	Ongoing
Employment Agreements [2,4,5]	2,740,480	548,096	1,096,192	1,096,192	Ongoing
Mining leases and agreements[5,6]	17,489,044	3,658,742	7,300,618	6,529,684	Ongoing
Total Contractual Obligations	24,184,793	5,019,361	10,053,548	9,111,884	Ongoing

1	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
2	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
3	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
4	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
5	This amount has been converted from U.S. dollars in Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2016 of US$1.00 = C$1.3427.
6	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the mineral projects.

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Related Party Transactions

During the year ended December 31, 2016, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.	Incurred management fees (including discretionary bonus) of $965,900 (2015 - $322,167) to Jonathan Awde, a director and Chief Executive Officer of the Company.
ii.	Incurred administrative management fees (including discretionary bonus) of $240,852 (2015 - $154,100) to a company controlled by Richard Silas, a director and Corporate Secretary of the Company. As at December 31, 2016, $1,858 (2015 - $6,867) was included in accounts payable and accrued liabilities.
iii.	Incurred financial management fees (including discretionary bonus) of $302,303 (2015 - $187,450) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company.
iv.	Incurred salary (including discretionary bonus) of $614,067 (2015 - $310,515), of which $521,957 (2015 - $257,739) were recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice-President, Exploration of the Company.
v.	Incurred directors fees of $37,000 (2015 - $25,000) to a company controlled by Robert McLeod, a director of the Company.
vi.	Incurred directors fees of $9,500 (2015 - $nil) to Bruce McLeod, a director of the Company. As at December 31, 2016, $423 (2015 - $nil) was included in accounts payable and accrued liabilities.
vii.	Incurred directors fees of $18,000 (2015 - $25,000) to David Morrell Cole, a former director of the Company.
viii.	Incurred directors fees of $36,000 (2015 - $25,000) and consulting fees of $30,570 (2015 - $nil) to a company controlled by Jamie Strauss, a director of the Company.
ix.	On February 12, 2016, OceanaGold exercised its Oceana Participation Right in connection with the February 2016 Private Placement to increase its then equity ownership interest in the Company to 19.9% by purchasing 13,831,931 common shares at a price of $1.00 per share for a total of $13,831,931. See “Overall Performance – Corporate Activities”. OceanaGold’s participation in the February 2016 Private Placement constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of March 29, 2017, OceanaGold beneficially owns and/or exercises control or direction over a total of 39,342,592 common shares or approximately 17.66% of the issued and outstanding common shares of the Company.

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x.	On October 28, 2016, Goldcorp exercised its Goldcorp Participation Right in connection with the October 2016 Private Placement to acquire an additional 12,036,436 Common Shares at a price of $3.17 per share for an aggregate purchase price of $15,000,003. See “Overall Performance – Corporate Activities”. Goldcorp’s participation in the October 2016 Private Placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by Goldcorp and available for review at www.sedi.ca, as of March 29, 2017, Goldcorp owns and/or exercises control or direction over a total of 22,903,362 Common Shares or approximately 10.28% of the issued and outstanding Common Shares of the Company.

Summary of key management personnel compensation:

	For the year ended December 31,
	2016	2015
	$	$
Management fees	1,609,555	738,717
Consulting fees	30,570	-
Exploration and evaluation assets expenditures	521,957	257,739
Wages and salaries	92,110	52,776
Share-based compensation	755,153	1,021,131
	3,009,345	2,070,363

In accordance with IAS 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion Project is still in its exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and requires additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s Railroad-Pinion Project has not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

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The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

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The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2016 and expects to be a passive foreign investment company for the taxable year ending December 31, 2017. The Company will not be providing QEF information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holding the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, classification of investment in associated company, valuation of share-based compensation, recognition of deferred tax amounts, and valuation of investment in associated company.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Classification of investment in associated company

Classification of investments requires judgment on whether the Company controls, has joint control or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

The Company has classified its investment in Battle Mountain as an associated company as the Company owned approximately 27.58% of the outstanding common shares of Battle Mountain as at December 31, 2016.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investment in associated company

To value the investment in associated company, management obtains financial information from the majority owner and adjusts the carrying value of the investment. The investment is subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2016.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)

Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2016, the Company had a net monetary asset position of US$11,856,980. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $118,600.

b)

Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

e)

Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at March 30, 2017, the Company has 222,795,174 outstanding common shares, 6,909,500 outstanding stock options to purchase up to a total of 6,909,550 common shares, with a weighted average exercise price of $0.95 per share and expiring from June 1, 2017 to September 29, 2021, and no outstanding warrants.

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 4 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being audit committee, compensation committee, health and safety committee, corporate governance and nomination committee, and technical committee. The Company’s audit, compensation and corporate governance and nominating committees are each comprised of 3 directors, all of whom are independent of management. The Company's technical committee is comprised of 3 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. The Company’s health and safety committee is comprised of 2 directors, one of which is independent of management, and the Company’s Manager of Projects. See “Overall Performance - Corporate Activities” above for details regarding OceanaGold’s right to appoint one representative to the Company’s technical committee.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2016 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 30, 2017 for the year ended December 31, 2016; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2016.

This MD&A has been approved by the Board effective March 30, 2017.

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